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Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 10, 2014

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

  Re:
  Virtu Financial, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed March 26, 2014
  File No. 333-194473

Ladies and Gentlemen:

        On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the "Company" or "Virtu"), we hereby submit the accompanying changed pages (the "Changed Pages") to the Registration Statement on Form S-1 of the Company (the "Registration Statement"), marked to indicate changes from (i) the changed pages submitted via correspondence to the Securities and Exchange Commission (the "Commission") on April 1, 2014 or (ii) the Registration Statement filed with the Commission on March 27, 2014, as applicable.

        The Changed Pages reflect the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Suzanne Hayes, dated April 4, 2014 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, except for page references appearing in the headings and Staff comments below (which are references to the changed pages submitted via correspondence to the Commission on April 1, 2014), all page references herein correspond to the page in the accompanying Changed Pages.

        Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

        The Company has asked us to convey the following as its responses to the Staff:

General

1.
Please provide more detail regarding your market-making activities which make up your adjusted net trading income. As such, in the appropriate section(s) within your registration statement please;

•
include appropriate definitions of "market maker" and "liquidity provider,"

•
describe in more detail how your trading is designed to be non-directional and market neutral and how your real-time risk management processes locks in returns,

•
describe the different trading strategies you utilize in order to earn your trading income, and

•
describe any activities that earn trading income that are not earned from buying/selling within the bid/ask spread for the purpose of making a market or providing liquidity to your customers. Please note, we do not consider trading in derivative financial instruments for risk management purposes to be part of what is commonly understood as market making and liquidity providing.

Response to Comment 1

        The Registration Statement has been revised in response to the Staff's comment. Please see pages 2, 3, 5, 78, 103, 104, 108, 109, 112 and 114 in the Changed Pages.

        Based on provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), guidance from the Commission, and the rules of various exchanges, as described in detail below, the Company believes that a "market maker" and "liquidity provider" is a person who provides continuous, two-sided quotes at multiple price levels at or near the best bid or offer, taking market risk, through one or more exchanges and markets, which are accessible broadly and continuously for immediate execution.

        Financial intermediaries have played a significant role in the markets since the inception of stock markets in the nineteenth century. Even in today's electronic markets, market makers continue to play an important role as liquidity providers, stabilizers and order managers of the market. The Company provides market making and liquidity providing services across the many markets in which it operates. As further described below, the Company's strategies are designed to enter into positions when another party executes against its quote in the public or undisplayed markets and are designed to provide quotes that are continuous and two sided. Virtu provides its quotes through a variety of exchanges and markets that disseminate those quotes to the public or otherwise make them available for immediate execution, and the Company regularly, and on a continuous basis, buys and sells instruments at or near the inside market. In addition, the Company's trading strategies are designed to be non-directional and market neutral because they are not designed to enter into positions based on speculation of whether an instrument's price will rise or fall but instead are designed to hedge open positions and lock in a return.

        Virtu's market making activities are further supported by the many market making arrangements that the Company currently maintains or satisfies. For example, the Company is a registered market maker in over 5,700 equity securities globally, including on the BATS Exchange, the Nasdaq Stock Market, the NYSE, the London Stock Exchange, NYSE Euronext, Deutsche Borse and others. The Company is a registered Lead Market Maker in over 100 ETFs on NYSE Arca, it operates as a Designated Market Maker on the floor of the NYSE in over 260 equity instruments and it acts as a Designated Liquidity Provider on the Nasdaq Stock Market and as a Competitive Liquidity Provider on the BATS Exchange. The Company also qualifies as a Supplemental Liquidity Provider and a Retail Liquidity Provider under the NYSE Rules.

        In Europe, the Company is a registered market maker or registered liquidity provider in over 800 equity instruments, participating in formal programs on BATS Chi-X, Turquoise, Euronext and Nasdaq OMX. In addition, where permitted, the Company enters into market maker contracts directly with ETF sponsors that provide specific market maker obligations that the Company must satisfy in the various ETFs. With regard to the futures market, the Company executes direct market maker contracts with various futures exchanges, which include such obligations as minimum quote sizes and maximum quote spreads. In foreign currency, the Company is a liquidity provider on various foreign currency markets and holds itself out as a market maker or dealer directly to foreign currency participants through the dissemination of continuous, two-sided customized quotes and spreads for investment banks and other participants to access electronically.

Legal Definition of Market Maker

        The term market maker is commonly found in the rules of stock exchanges and futures exchanges around the world. Section 3(a)(38) of the Exchange Act defines market maker as including "any dealer that, with respect to a security, holds itself out (by entering quotations in an inter-dealer communications system or otherwise) as being willing to buy and sell such security for its own account on a regular or continuous basis." The Commission has further enhanced the definition of market maker by crafting the term "bona fide market making" in the context of certain exemptions that are afforded to market makers under certain Commission rules. While neither the Exchange Act nor the rules and regulations promulgated thereunder set forth a specific definition of the term "bona fide market making," the Commission has provided guidance as to what activities may constitute bona fide market making. That guidance was initially provided in connection with the adoption of Regulation SHO in 2004(1) and subsequently in connection with several Regulation SHO amendments.(2)

        In the adopting release for Regulation SHO, the Commission provided examples of activities that would not be considered bona fide market making.(3) For example, activity relating to "speculative selling strategies or investment purposes . . . disproportionate to the usual market making patterns or practices of the broker-dealer" would not be considered bona fide market making.(4) In addition, if a market maker continually posts prices at or near the best offer without also posting at or near the best bid, such activity "would not generally qualify as bona-fide market making . .. . ."(5) Thus, in order for a market maker's activity to qualify as bona-fide market making, it must post competitively priced offers as well as competitively priced bids on a regular basis.

        In 2008, the Commission provided additional clarity with regard to bona fide market making in its emergency order banning short sales for certain financial issuers.(6) While the Emergency Order did not define bona fide market making, and the Commission did not issue guidance on how any determination would be made as to whether market making was "bona fide" under the Emergency Order, after the short sale ban was lifted the Commission amended Regulation SHO and, as part of the adopting release, did provide additional guidance regarding bona fide market making activities for purposes of the market maker exception to Regulation SHO's "locate requirement." The Commission stated that "whether or not a market maker is engaged in bona fide market making would depend on

(1)
Exchange Act Release No. 34-50103 (July 28, 2004), 69 Fed. Reg. 48008, 48015 (Aug. 6, 2004) ("2004 Adopting Release"). Virtu Financial Capital Markets LLC, formerly known as EWT, LLC, previously summarized its understanding of the Commission's guidance on these matters in Exhibit A of its January 18, 2011 response letter.

(2)
Exchange Act Release No. 34-55970 (June 28, 2007), 72 Fed. Reg. 36348 (July 3, 2007); Exchange Act Release No. 34-56212 (Aug. 7, 2007), 72 Fed. Reg. 45544 (Aug. 14, 2007); Exchange Act Release No. 34-58774 (Oct. 14, 2008), 73 Fed. Reg. 61666 (Oct. 17, 2008); Exchange Act Release No. 34-58775 (Oct. 14, 2008), 73 Fed. Reg. 61690 (Oct. 17, 2008); Exchange Act Release No. 34-60388 (July 27, 2009), 74 Fed. Reg. 38266 (July 31, 2009); Exchange Act Release No. 34-61595 (Feb. 26, 2010), 75 Fed. Reg. 11232 (Mar. 10, 2010).

(3)
69 Fed. Reg. at 48015.

(4)
Id.

(5)
Id.

(6)
Emergency Order Pursuant to Section 12(k)(2) of the Securities Exchange Act of 1934 Taking Temporary Action to Respond to Market Developments, Exchange Act Release No. 34-58592 (Sept. 18, 2008), 73 Fed. Reg. 55169 (Sept. 24, 2008) ("Emergency Order"). See also Amendment to Emergency Order Pursuant to Section 12(k)(2) of the Securities Exchange Act of 1934 Taking Temporary Action to Respond to Market Developments, Exchange Act Release No. 34-58611 (Sept. 21, 2008), 73 Fed. Reg. 55556 (Sept. 25, 2008) ("Amendment to the Emergency Order").

the facts and circumstances of the particular activity."(7) Specifically, the SEC described the relevant factors for making such a determination as follows:

          (1)   whether the market maker incurs any economic or market risk with respect to the securities (e.g., by putting their own capital at risk to provide continuous two-sided quotes in markets);

          (2)   whether the trading had a pattern of both purchases and sales in roughly comparable amounts that provide liquidity; and

          (3)   whether the market maker provides continuous quotes at or near the best bid and best offer that were widely accessible to investors and other broker-dealers.(8)

        Notably, while the Commission provided the aforementioned relevant factors, it also made clear that a market maker need not meet every factor in order for its trading activities to be considered bona fide market making.(9) Thus, it follows that the analysis of bona fide market making must be made on the patterns and practice of the trading and not a transaction by transaction basis. It is important to note that the status of a bona fide market maker turns on that party's quoting and trading activity in the subject security and incurrence of any market risk, but is silent with regard to how a bona fide market maker hedges that market risk in the subject security.

        Additionally, the Commission and other regulators recently reiterated the standards for market makers in the Volcker Rule.(10) Specifically, the Commission and other federal financial regulatory agencies stated that market making related activity should generally include:

  •
  making continuous, two-sided quotes and holding oneself out as willing to buy and sell on a continuous basis;

  •
  a pattern of trading that includes both purchases and sales in roughly comparable amounts to provide liquidity;

  •
  making continuous quotations that are at or near the market on both sides; and

  •
  providing widely accessible and broadly disseminated quotes. In less liquid markets, such as over-the-counter markets for debt and equity securities or derivatives, the appropriate indicia of market making-related activities will vary, but should generally include:

  •
  holding oneself out as willing and available to provide liquidity by providing quotes on a regular (but not necessarily continuous) basis;

  •
  with respect to securities, regularly purchasing securities from, or selling the securities to, clients, customers, or counter-parties in the secondary market; and

  •
  transaction volumes and risk proportionate to historical customer liquidity and investments needs.

(7)
Exchange Act Release No. 34-58775 (Oct. 14, 2008), 73 Fed. Reg. 61690, 61699 (Oct. 17, 2008).

(8)
Id.

(9)
Id. ("factors that indicate a market maker is engaged in bona-fide market making activities may include, for example . . . .").

(10)
Prohibitions and Restrictions on Proprietary Trading, Release No. BHCA-1; File No. S7-41-11, (Dec. 10, 2013).

Virtu as a Market Maker and Liquidity Provider

        Virtu employs multiple trading strategies across asset classes and geographies that constitute market making and liquidity providing activities. Virtu's strategies in equities, commodities, foreign exchange, futures, fixed income and options provide continuous, two-sided quotes at multiple price levels at or near the best bid or offer, in multiple publicly displayed and undisplayed markets that are accessible broadly and continuously. Furthermore, Virtu's strategies seek to maintain market neutral positions by making purchases and sales in roughly comparable or pre-programmed amounts. Virtu's quoting activities compete with other market participants by pricing bids and offers at or near the inside market. For example, the Company's ETF market making strategies provide continuous two side quotes in the public markets. When an investor executes against the Company's quotes, Virtu's strategies will hedge its market risk in the ETF by either attempting to buy or sell (depending on whether Virtu's bids or offers have been executed) or executing in the components of the ETF or a representative equivalent (i.e., another ETF, an index future, etc.).

        Market making and liquidity providing activities are generally associated with taking principal risk or market risk when providing such market making or liquidity providing services. By continuously placing multiple, competitively priced orders in a variety of markets that are available to market participants throughout the trading day, Virtu incurs market risk. Indeed, Virtu's orders, bids and offers are live and executable by any market participant at any time.

        An example of this market risk is evidenced by Virtu's historical trading performance where the Company routinely experiences losing transactions. For example, as disclosed on pages 2 and 103 in the Changed Pages, during the first quarter of 2014, Virtu experienced losing or unprofitable transactions on approximately 49.6% of all of its positions globally across all asset classes. In U.S. equities, Virtu experienced losing or unprofitable transactions on approximately 48.0% of all positions entered during the same period. These losing or unprofitable transactions provide evidence of the principal or market risk involved in Virtu's market making and liquidity providing services.

        Despite taking market risk as described above, Virtu's strategies are "non-directional" because the strategies do not involve entering positions based on speculation that the price of an instrument will rise or fall and exiting such positions after such rise or fall in price. Moreover, the Company's strategies do not enter into positions based on an anticipation of another market participant's activity in the market. Rather, Virtu's strategies enter into positions as a result of investment decisions made by other parties that access the Company's bids or offers. The Company then attempts to hedge its market risk and lock-in a return by employing the three general strategies described below.

        One of Virtu's market making strategies is referred to as a "single instrument market making strategy." This strategy involves actively quoting in a single instrument with the intention of profiting by capturing the spread between the bid and offer. This strategy places buy orders, or bids, and sell orders, or offers, in the market for the subject instrument. The bids and offers are placed at or near the inside of the market with the intention of achieving an execution. If another market participant executes against the strategy's bid or offer by crossing the spread, the strategy will have a position that is subject to market risk but with an opportunity to capture the spread. As a result, in order to hedge that market risk and lock in a return, the strategy will attempt to exit the position by continuing to quote on the opposite side of the market in order to execute an off-setting position. At times, the strategy will limit its market risk and liquidate its position by crossing the spread and executing against available bids or offers from third parties in the market. Such an event typically results in a loss. Virtu's single instrument market making strategy would typically satisfy the requirements of the Commission's definition of bona fide market making. This type of market making strategy is highly competitive and, as a result, generally involves very low per unit profit margins and frequently results in losing or unprofitable transactions as described above and disclosed on pages 2 and 103 in the Changed Pages.

        Virtu also employs a market making strategy that is referred to as "one to one market making." This strategy involves continuously quoting a two-sided market in a single instrument ("primary instrument"). If another market participant executes against the strategy's bid or offer by crossing the spread, the strategy will exit the position by continuing to quote on the opposite side of the market in order to capture the spread in the primary instrument or the strategy will manage the Company's market risk in the primary instrument and lock in a return by hedging in a different but economically similar instrument. This strategy maintains continuous two-sided market making in the primary instrument with bids and offers priced at or near the inside market. Examples of this strategy could involve a U.S. ADR versus its underlying securities or an index future versus an index-based ETF.

        In addition, Virtu employs a market making strategy that is referred to as "one to many market making." This strategy involves continuously quoting a two-sided market in a primary instrument. If another market participant executes against the strategy's bid or offer by crossing the spread, the strategy will exit the position by continuing to quote on the opposite side of the market in order to capture the spread in the primary instrument or the strategy will manage the market risk in the primary instrument and attempt to lock in a profit by either buying or selling the same ETF (depending upon whether Virtu's bids or offers have been executed) or hedge in a basket of instruments that represent an economically equivalent value to the primary instrument. This strategy maintains a continuous two-sided market in the primary instrument with bids and offers priced at or near the inside market. Some examples of this strategy could involve an ETF versus the components of the ETF or an index future against the components of the index.

        Each of the three market making strategies described above involve actively and continuously quoting a two-sided market in a primary instrument at or near the inside of the market with the intention of achieving an execution and taking market risk. In addition, each of the three market making strategies involve earning the spread in the market for an instrument or exiting the position through a liquidation or hedging of the instrument. As a result, all three strategies constitute market making and liquidity providing activities. Each of the strategies employs a distinct approach to hedge its market risk and lock in a return when a market participant executes on the strategy's bid or offer—(i) by continuing to quote on the opposite side of the market in order to execute an off-setting position; (ii) by hedging in a different but economically similar instrument; or (iii) by hedging in a basket of instruments that represent an economically equivalent value to the primary instrument. With regard to the Staff's statement that "we do not consider trading in derivative financial instruments for risk management purposes to be part of what is commonly understood as market making and liquidity providing," the Company concurs. It is not the Company's hedging activity that constitutes its market making; rather, the hedging activity reduces the Company's risk by locking in either profits or losses generated by the Company's market making activity. Nevertheless, this hedging activity does not undermine in any way the market making activity that enables market participants to execute on the Company's continuous two-sided quotes in primary instruments at or near the inside of the market.

Unaudited Pro Forma Financial Information, page 67

2.
Please expand pro forma adjustment footnote (a) to discuss the nature of the stock options that will be granted in connection with this offering and expand the disclosure to describe how the compensation amounts were determined for the pre-IPO Class B interests and the stock options granted in connection with the offering.

Response to Comment 2

        The Registration Statement has been revised in response to the Staff's comment. Please see page 73 in the Changed Pages.

3.
Please refer to pro forma adjustment (c). Given the complexity of these adjustments, please expand this disclosure to separately discuss the impact to the pro forma balance sheet and the pro forma income statement. Additionally, please provide a tabular reconciliation that reconciles the statutory Federal income tax rate and the effective tax rate and illustrates how the described components (noncontrolling interest, state, local and foreign taxes) affect the rate and reconciliation.

Response to Comment 3

        The Registration Statement has been revised in response to the Staff's comment. Please see pages 70 through 73 in the Changed Pages.

        A reconciliation of the statutory U.S. Federal income tax rate of 35% to the Company's effective tax rate is set forth below:

Pro-forma for the year-ended December 31, 2013
U.S. federal income tax rate	35.0%
Rate attributable to non-controlling interest	(28.0)%
State, local and foreign taxes, net of federal benefit	3.3%

Effective Tax Rate of Virtu Financial, Inc.	10.3%

4.
As discussed on page 62, please revise pro forma footnote adjustment (g) to disclose that a cash distribution of $25 million was made to Virtu Financial equity holders in January 2014 and further cash distributions aggregating $50.7 million will be made to these equity holders prior to the consummation of the offering.

Response to Comment 4

        The Registration Statement has been revised in response to the Staff's comment. Please see page 74 in the Changed Pages.

5.
Furthermore, given that cash distributions are not part of the offering, it does seem appropriate to reflect the recognition of the cash distribution within the column titled "Adjustments for this Offering and the Use of Proceeds" on the Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition on page 69. Instead, please add a new column to reflect the planned distribution after the "As Adjusted Before this Offering" column but before the "Adjustments for this Offering and the Use of Proceeds" column. Furthermore, to the extent you plan to use cash on hand as of a period subsequent to December 31, 2013, please state that fact and the amount that was on hand for that respective period.

Response to Comment 5

        The Registration Statement has been revised in response to the Staff's comment. Please see pages 71, 72 and 74 in the Changed Pages.

6.
Please refer to pro forma adjustment (i). We note your disclosure that when determining the amount to recognize as a deferred tax asset, the tax basis in the units that results in the tax benefit of $178.0 million must be compared to the financial reporting basis in Virtu Financial units, which includes the historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $132.0 million instead of the total tax benefit of $178.0 million. Please provide us your basis in U.S. GAAP to support your accounting treatment and explain how each of the amounts was determined. Additionally, please clarify how the $6.8 million amount related to the reduction due to the amortization of the deferred tax asset (as discussed in adjustment (c)) was calculated.

Response to Comment 6

        In accordance with ASC 805-740, certain adjustments are required relating to the tax consequences of our acquisition of Virtu Financial Units and the related agreements to share the associated tax benefits with the former owners (or beneficial owners) of those units. These adjustments differ depending upon the facts and circumstances of the particular acquisition. Virtu Financial Units will be acquired in three distinct types of transactions, each of which will yield different tax consequences: (i) purchases of Virtu Financial Units (together with corresponding shares of Class C common stock) from selling Virtu Post-IPO Members with a historical financial reporting basis in excess of their historical tax basis; (ii) the acquisition of Virtu Financial Units in the mergers (the "Mergers") of (i) a wholly owned subsidiary of ours ("Virtu Merger Sub I") with and into an existing corporate owner ("Silver Lake Corp"), with Silver Lake Corp surviving the merger, and (ii) Silver Lake Corp with and into another wholly owned subsidiary of ours ("Virtu Merger Sub II"), with Virtu Merger Sub II surviving the merger, pursuant to which we will succeed to Silver Lake Corp's historical tax basis; and (iii) for the issuance of new Virtu Financial Units to us in exchange for our contribution of cash proceeds from this offering to Virtu Financial. The transactions in categories (i), (ii) and (iii) will result in our recognition of a deferred tax asset that represents less than the total tax benefit resulting therefrom. Each category of transaction is described in more detail below

Purchases of Virtu Financial Units from Virtu Post-IPO Members

        With respect to the Virtu Financial Units purchased directly from Virtu Post-IPO Members, the tax basis is determined by the amount paid for the units (i.e., the current value) while the financial accounting basis is required to be kept at its historical amount (see page 75 in the Changed Pages for a discussion of the common control nature of the transaction). A deferred tax asset is recognized for the excess tax basis, as it is expected to reverse over time as the tax basis in the goodwill is amortized for tax purposes (because Virtu Financial has made an election under Section 754 of the Code). Before the Company acquires the units, the financial reporting basis will exceed the tax basis due to a prior transaction that resulted in goodwill for financial reporting only. The tax basis step-up eliminates the pre-existing excess of financial reporting basis over the tax basis and creates an excess of tax over the financial reporting basis. While the deferred tax asset only relates to the newly created excess tax basis over financial reporting basis, the Company will enter into an agreement to pay the selling Virtu Post-IPO Members 85% of the tax savings related to the amortization of the tax basis step-up discussed above as the related tax benefit is realized by reducing taxes otherwise payable. That obligation has been recognized as a liability (the "TRA liability") and is included in accounts payable, accrued expenses and other liabilities in our pro forma condensed consolidated statement of financial condition. The settlement of the TRA liability gives rise to (i) additional tax basis in the Virtu Financial Units, which results in additional amortizable tax basis in goodwill, and (ii) tax deductions for imputed interest, both of which result in additional TRA liability. The deferred tax asset recognized reflects the final expected excess of tax basis over the financial reporting basis that will arise after all payments have been made pursuant to the TRA obligation, which is solved algebraically.

Acquisition of Virtu Financial Units in the Mergers

        Virtu Financial Units acquired in the Mergers will be acquired with the historical tax basis in the units (and not the current fair value of the units). However, since these Virtu Financial Units were acquired by Silver Lake Corp in a prior taxable transaction, there is still an excess of tax basis over the financial reporting amount for the same units of ownership. The amount of deferred tax asset related to these Virtu Financial Units is based solely on the historical tax basis in the units. The Company will enter into another agreement to pay the stockholder of Silver Lake Corp 85% of the tax savings related to the amortization of the historical tax basis step-up discussed above as the related tax benefit is realized by reducing taxes otherwise payable. Unlike the Virtu Financial Units acquired directly from selling Virtu Post-IPO Members, the contractual obligation (which is payable based on the tax benefit arising from the entire tax basis in goodwill, while the deferred tax asset only relates to the excess of the tax basis over the financial reporting basis) does not result in incremental tax basis in these Virtu Financial Units.

Newly Issued Virtu Financial Units

        While the newly issued Virtu Financial Units will have an excess of tax basis over the related financial reporting basis, that excess will not result in a tax deduction in the foreseeable future (as the tax basis is not amortizable) and as such, no deferred tax asset has been recognized

Summary

        The deferred tax asset related to the excess of tax basis over the financial reporting basis in the Virtu Financial Units acquired from the selling Virtu Post-IPO Members and in the Mergers is approximately $132.0 million. In the case of the Virtu Financial Units acquired directly from selling Virtu Post-IPO Members, the tax basis used in determining the deferred tax asset also reflects the additional tax basis that will arise as a result of the settlement of the TRA liability. The total TRA liability recognized is $151.3 million, which is 85% of the total tax benefits of $178.0 million that will arise as the tax basis in goodwill is amortized and a related benefit from reducing taxes payable is realized. The $19.3 million difference between the deferred tax asset recognized and the TRA liability is recorded as a reduction in additional paid-in-capital.

        The $6.8 million amount reflects the amortized amount of the deferred tax asset over the first fiscal year following its creation. As described above, the total deferred tax asset is subject to both decreases for amortization and increases for subsequent additional basis step ups as a result of future settlements of TRA liabilities. While this amount will ultimately impact both our condensed consolidated statement of income and our condensed consolidated statement of financial condition, the amount is only reflected in our unaudited pro forma condensed consolidated statement of income because it gives effect to the reorganization transactions and this offering as if they occurred on January 1, 2013, while our unaudited pro forma condensed consolidated statement of financial condition gives effect to the reorganization transactions and this offering as if they occurred on December 31, 2013. For further clarity, we have adjusted our presentation to consolidate the anticipated tax payment of $6.6 million and the anticipated tax credit arising from the amortization described above in the amount of $6.8 million into a single adjustment reflecting our effective tax rate of 10.3% See page 71 in the Changed Pages.

* * * *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

Very truly yours,
/s/ JOHN C. KENNEDY
John C. Kennedy
cc:
Douglas A. Cifu
    Virtu Financial, Inc.
Michael Kaplan, Esq.
    Davis Polk & Wardwell LLP

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